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                          August 18, 2021

       Alexander K. Arrow
       Chief Financial Officer
       Protagenic Therapeutics, Inc.\new
       149 Fifth Avenue
       New York, New York 10010

                                                        Re: Protagenic
Therapeutics, Inc.\new
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2021
                                                            File No. 333-258825

       Dear Dr. Arrow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Dean Colucci